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CROWN
(registered trademark)

Crown Central Petroleum Corporation
Interim Report

3

Third Quarter
September 30, 1994



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To The Shareholders:

  The Company experienced a net loss of $26.6 million or $2.71 per share in the third quarter compared to a net loss of $3.3 million or $.33 per share for the same period in 1993. Sales and operating revenues in the quarter amounted to $468 million compared to $456 million last year. For the nine months, after tax losses amounted to $25.2 million or $2.57 per share compared to $11.2 million or $1.14 per share in 1993 on essentially flat revenues.
  Net income for the quarter and nine months of 1994 includes a one time pre-tax non-cash charge of $16.8 million or ($1.05 per share on an after tax basis) for the write-down of hydrodesulfurization (HDS) equipment intended for use at the Pasadena refinery. The equipment was purchased in 1992 for $25 million and had a remaining book value of $20.8 million prior to the write-down. Completion of the project would have required an additional $50-$80 million of investment. At the present time, price premiums for low sulfur diesel do not justify the project and accordingly, the Company has written the equipment down to the estimated realizable value.
  Gulf Coast 3-2-1 crack spreads, a standard by which petroleum products are valued, fluctuated widely over the quarter averaging $1.98 in July, recovering briefly to $3.25 in August and dropping again in September to a $1.46 average. Although crude prices stabilized during the period after their 42% increase in the second quarter, volatile margins averaged the lowest in a decade. Gulf Coast prices for unleaded 87 octane gasoline fell from $27.50 per barrel at the beginning of August to $18.00 by the end of the quarter.
  The drop in product pricing can, in part, be attributed to the purging of conventional gasoline by refiners in order to prepare for the introduction of RFG - Reformulated Gasoline - and a record level of imported finished product. In addition, refineries were operating near capacity levels (96%) during this period. Several refineries have announced cut backs in volumes or have shut down for regular maintenance turnarounds which should bring supplies more in balance with market demand.
  Crown marketing continued to report impressive gains in both merchandise and gasoline sales during the quarter. Merchandise sales at comparable stores were 42% higher in the quarter compared to the same period in 1993 while year to date sales have shown a 29% improvement. Aggressive pricing on convenience items, tobacco products and beer instituted in March is credited with these improved figures. While comparable store margins were down 32%, our strategy has now succeeded in generating more margin dollars. Comparable gasoline sales showed a 6% increase in the quarter despite ten fewer stores in the system.
  Two new stations are currently under construction in Prince William, Virginia and Cary, North Carolina. They are due to be completed in November.
  Stage II vapor recovery installation at affected facilities is on schedule for completion by November 15, 1994 in the Baltimore, Washington, Richmond and Atlanta areas. Plans are proceeding for the introduction of Reformulated Gasoline (RFG) on January 1, 1995 where required by the Clean Air Act of 1990.
  Because of weak refining margins, turnaround work on our Fluid Catalytic Cracking unit at the Houston refinery has been moved into the current quarter instead of the first quarter of 1995. During the estimated five week period of the turnaround, the refinery will be reduced to approximately 70% of rated crude capacity. It is fortuitous the Texas flood and subsequent October 19, 1994 fire on the Colonial Pipeline, six miles east of the refinery, occurred shortly after the turnaround began. While Crown is not able to ship product via Colonial or other pipelines crossing the San Jacinto River due to flooding at the time of this report, the stress on our operations for storage is lessened. Crown's Supply and Transportation personnel are reviewing available options for moving product, if necessary, to east coast markets to assure a constant gasoline and distillate supply until repairs are completed by Colonial.
  This period is an especially difficult time for the domestic refining industry. However, our efforts continue with a heightened sense of optimism that the commitments and planning currently being made will be rewarded. We have the confidence in our strategies, our people, and our future to maintain Crown's traditional competitiveness in a rapidly changing marketplace.


Respectfully submitted,

Henry A. Rosenberg, Jr.
Henry A. Rosenberg, Jr.
Chairman and Chief Executive Officer

Charles L. Dunlap
Charles L. Dunlap
President and Chief Operating Officer

October 27, 1994

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

CROWN CENTRAL PETROLEUM CORPORATION AND SUBSIDIARIES
Consolidated Condensed Statements of Operations


                                                         (Unaudited)
                                           Three Months Ended      Nine Months Ended
                                              September 30           September 30
Dollars in thousands,
except amounts per share                     1994      1993        1994       1993
                                           --------  --------  ---------- ----------
Revenues:
  Sales and operating revenues - Note 1    $468,275  $455,691  $1,315,284 $1,316,770
                                           --------  --------  ---------- ----------
Operating Costs and Expenses:
  Costs and operating expenses - Note 1     456,997   421,714   1,234,556  1,222,371
  Selling and administrative expenses        21,379    23,693      62,564     69,723
  Depreciation and amortization              12,665    10,537      33,734     31,307
  Sales of property, plant and equipment      16,899      169      16,554       (108)
                                           --------  --------  ---------- ----------
                                            507,940   456,113   1,347,408  1,323,293
                                           --------  --------  ---------- ----------
Operating (Loss)                            (39,665)     (422)    (32,124)    (6,523)
Interest and other income                       283       179       1,152        398
Interest expense                             (1,979)   (1,894)     (5,836)    (5,514)
                                           --------  --------  ---------- ----------

(Loss) Before Income Taxes                  (41,361)   (2,137)    (36,808)   (11,639)

Income Tax (Benefit) Expense                (14,753)    1,119     (11,574)      (397)
                                           --------  --------  ---------- ----------
Net (Loss)                                 $(26,608) $ (3,256) $  (25,234)$  (11,242)
                                           ========  ========  ========== ==========
Net (Loss) Per Share                       $  (2.71         ~)$   (.33)$    (2.57)$    (1.14)
                                           ========  ========  ========== ==========

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

CROWN CENTRAL PETROLEUM CORPORATION AND SUBSIDIARIES
Consolidated Condensed Balance Sheets


                                                (Unaudited)
                                                  Sept. 30   December 31
Dollars in thousands                                1994          1993
                                                 ---------    ----------
Assets

Current Assets:
  Cash and cash equivalents                       $ 21,165     $ 52,021
  Accounts receivable (net)                         81,670       91,413
  Recoverable income taxes                          14,996
  Inventories - Notes 2 and 3                       90,440       86,811
  Other current assets                               3,412          762
                                                  --------     --------
     Total Current Assets                          211,683      231,007

Property, Plant and Equipment (net)                362,795      382,263

Investments and Deferred Charges                    29,766       42,908
                                                  --------     --------

                                                  $604,244     $656,178
                                                  ========     ========



Liabilities and Stockholders' Equity

Current Liabilities:
  Accounts payable                                $114,483     $124,666
  Accrued liabilities                               46,787       50,145
  Income taxes payable                                            3,264
  Current portion of long-term debt                 10,053        1,094
                                                  --------     --------
     Total Current Liabilities                     171,323      179,169

Long-Term Debt                                      56,955       65,579

Deferred Income Taxes                               73,960       81,217

Other Deferred Liabilities                          31,621       31,860

Common Stockholders' Equity                        270,385      298,353
                                                  --------     --------

                                                  $604,244     $656,178
                                                  ========     ========

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CROWN CENTRAL PETROLEUM CORPORATION AND SUBSIDIARIES
Notes to Consolidated Condensed Financial Statements


1. Sales and operating revenues and Costs and operating expenses include all Federal and State Excise Taxes. These taxes totalled $97,012 and $295,131 for the three and nine months ended September 30, 1994; and $69,003 and $207,289 for the three and nine months ended September 30, 1993, respectively.

2. The Company values the majority of its inventories of crude oil and refined products at the lower of annual average cost (last-in, first-out) or market. Convenience store inventories are also valued under the LIFO method. The use of LIFO in valuing inventories has a significant impact on the Company's reported working capital. If inventories were valued using current acquisition costs (first-in, first-out) the September 30, 1994 current ratio would increase from 1.24 to 1 on a LIFO cost basis to 1.36 to 1 on a FIFO cost basis. With inventories valued on a LIFO cost basis, working capital is $40,360 whereas on a FIFO cost basis, working capital increases to $68,738 assuming the same effective tax rate as used in computing the value of inventories under the LIFO method.

3. Inventories are presented net of the LIFO allowance of $46,143 and $28,215 at September 30, 1994 and December 31, 1993, respectively.

4. The financial information is compiled from the books of the Company and its subsidiaries without audit, but the Company believes that all adjustments and reclassifications necessary for a fair and comparable presentation of the results of operations for the unaudited periods have been made. Form 10-Q dated September 30, 1994 will be filed with the Securities and Exchange Commission by November 14, 1994.

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CROWN
(registered trademark)
General Offices
The Blaustein Building
One North Charles Street
P.O. Box 1168
Baltimore, Maryland 21203
(410) 539-7400

Crown Central Petroleum Corporation
Refiners/Marketers of Petroleum Products